2024 REPORT

Gryphon Online Safety, Inc.


GRYPHON
GRYPHON

LETTER

Dear investors,

While this year continues to see challenges in WiFi hardware sales, we've seen encouraging momentum in other areas of the business. Growth in our subscription revenue, combined with recent software licensing wins—including key partnerships with Nokia and other major players—has move us close to break even and laid a solid foundation for accelerated growth and scalability heading into the coming year.

We need your help!

As we continue to expand our software licensing business and see growing interest from partners in the connected device and cybersecurity space, we would welcome introductions to broadband service operators as well as strategic investors who are active in this

service operators as well as strategic investors who are active in this sector. Building these relationships is key to accelerating adoption and unlocking new growth opportunities for Gryphon.

Sincerely,

John Wu

Co-Founder and CEO

Sanjeev Kumar

Board Member

Arup Bhattacharya

Board Member

How did we do this year?

REPORT CARD



A+

☺ The Good

Signed 3 major software license agreements that positions us for significant growth next year

Two consecutive net positive quarters in Q3 and Q4 due to increased subscription sales and software licensing activities

23% year over year revenue growth

☹ The Bad

Some of the software licensee commercial launches pushed out by a quarter

WiFi router sales remain softer than anticipated, and we are continuing to evaluate ways to improve performance

Limited cash has slowed our ability to fully capitalize on growth opportunities

2024 At a Glance

January 1 to December 31



$2,389,044 +24%
Revenue



-$573,952
Net Loss



$2,578,222 +7%
Short Term Debt



$287,185
Raised in 2024



$167,000
Cash on Hand
As of 03/26/25



INCOME   BALANCE   NARRATIVE

● Revenues   ● Profit

$2,389,044

$1,932,463

-$573,952

-$2,082,821

2023   2024

Net Margin: -24%   Gross Margin: 67%   Return on Assets: -25%   Earnings per Share: -$0.02

Revenue per Employee: $103,871   Cash to Assets: 12%   Revenue to Receivables: 3,674

Debt Ratio: 167%

📄 Gryphon_22_23_Audited_Financials.pdf

📄 Gryphon_2023_2024_compiled_financial_statements.pdf

We  Our 490 Investors

Thank You For Believing In Us

Sanjeev Munjal	Frederick Crawford	Rumailah Buenavente	Vicki Grossman	Leon Dingle	Donald Jannicelli
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Thank You!

From the Gryphon Online Safety, Inc. Team



John Wu

Co-Founder and CEO

Wireless and IoT entrepreneur with a record of successful products. One of the inventors of MiFi mobile hotspot. MiFi was recognized as the world's top 25 best technology...



Arup Bhattacharya

Co-Founder and CTO

Technology exec with 30+ years of experience in delivering innovation. Led MiFi software development. Led the team at PortalPlayer that developed multiple generations of...



Allan C

VP of Business and Community Development

Marketing executive with over 10 years of digital marketing



Sarah Kimmel

Tech Support Manager

Family Tech Influencer with 20 years of IT management and

and business development experience. Launched and dro...

support experience dealing with businesses and technology...



Catherine Hoving

Finance Manager

Finance manager with 30 years of experience in financial reporting with companies such as Western Wireless and...



Sanjeev Kumar

Board Member

Former founder and COO of Portal Player, sold to NVidia.

Details

The Board of Directors

Director	Occupation	Joined
Fleming Shi	CTO @ Barracuda Networks	2023
Arup Bhattacharya	CTO @ Gryphon Online Safety	2016
Sanjeev Kumar	Partner @ The Kumar Law Firm PLLC	2019
John Wu	CEO @ Gryphon Online Safety	2014

Officers

Officer	Title	Joined
Arup Bhattacharya	CTO	2016
John Wu	CEO	2014

Voting Power ❓

No one has over 20% voting power.

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption

08/2016	$40,000		Regulation D, Rule 506(b)
01/2017	$212,500		Regulation D, Rule 506(b)
01/2018	$856,493		Regulation D, Rule 506(b)
05/2018	$971,565		Regulation Crowdfunding
11/2018	$567,000		Regulation D, Rule 506(b)
09/2019	$2,668,652	Preferred Stock	Regulation D, Rule 506(b)
04/2020	$41,666		Other
06/2020	$500,000		Other
08/2020	$250,000		Other
08/2020	$400,000		Regulation D, Rule 506(b)
08/2020	$148,500		Other
09/2020	$6,178,177	Preferred Stock	Regulation A+
09/2020	$250,000		Other
12/2020	$113,510		Section 4(a)(2)
12/2020	$47,095		Section 4(a)(2)
03/2021	$85,000		Other
12/2021	$0		Section 4(a)(2)
03/2022	$300,000		Regulation D, Rule 506(b)
05/2022	$120,000		Other
08/2022	$49,000		Other
08/2022	$150,000		Other
09/2022	$10,000	Safe	Regulation D, Rule 506(c)
09/2022	$217,288	Safe	Regulation Crowdfunding
11/2022	$55,000		Other
10/2023	$634,830	Safe	Section 4(a)(2)
11/2023	$634,830		4(a)(6)
03/2024	$60,000		Other
12/2024	$227,185		4(a)(6)

The use of proceeds is to fund general operations.

Convertible Note Outstanding

Issued	Amount	Interest	Discount	Valuation Cap	Maturity
08/15/2016	$40,000 ?	5.0%	25.0%	$3,750,000	08/15/2021
01/23/2017	$212,500 ?	5.0%	20.0%	$5,000,000	06/30/2021
01/03/2018	$856,493 ?	5.0%	25.0%	$7,500,000	06/30/2021
05/02/2018	$971,565 ?	5.0%	25.0%	$7,500,000	06/30/2021
11/21/2018	$567,000 ?	5.0%	30.0%	$6,500,000	11/21/2020
08/12/2020	$400,000 ?	0.0%	20.0%	$20,000,000	06/30/2021
03/03/2022	$300,000 ?	0.0%	0.0%	$35,000,000	12/31/2023 ?

Outstanding Debts

Lender	Issued	Amount	Oustanding	Interest	Maturity	Current?
SBA ?	04/22/2020	$41,666	$0 ?	1.0%	04/22/2022	

SBA Loan ❓	06/24/2020	$500,000	$510,531 ❓	3.75%	06/24/2050	Yes
Sellers Funding ❓	08/10/2020	$250,000	$0 ❓	16.5%	07/10/2021	
Sellers Funding ❓	08/31/2020	$148,500	$0 ❓	15.77%	01/22/2024	Yes
Marius Sinke ❓	09/18/2020	$250,000	$0 ❓	8.0%	09/18/2021	
Stripe Capital ❓	03/10/2021	$85,000	$0 ❓	13.1%	07/10/2021	
Amazon Lending ❓	05/27/2022	$120,000	$0 ❓	8.99%	11/27/2022	
Amazon Lending ❓	08/02/2022	$49,000	$5,657 ❓	11.49%	05/02/2024	Yes
Seller Funding ❓	08/31/2022	$150,000	$0 ❓	15.77%	01/22/2024	
Parafin Inc ❓	11/01/2022	$55,000	$0 ❓	15.7%	10/12/2003	
Arup Bhattacharya	03/21/2024	$60,000	$56,722 ❓	15.0%	12/21/2024	Yes

Related Party Transactions
None.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Series A 2	454,544	454,544	Yes
Series A 1	9,100,000	5,616,525	Yes
Series Seed Preferred	9,582,809	9,136,468	Yes
Common Stock	40,000000	10,756,391	Yes

Warrants: 446
Options: 1

Form C Risks:

The COVID-19 pandemic has affected how we are operating our business, and the duration and extent to which this will impact our future results of operations and overall financial performance remains uncertain.

Approximately 83% of revenue is generated through one online seller. The loss of the ability to sell the Company's products via this online seller would cause a significant negative impact on the Company's operations.

Quality management plays an essential role in determining and meeting customer requirements and improving the Company's products and services.
Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, and a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us could have an adverse effect on our business and our reputation.

The Company relies on other companies to produce/obtain components and manufacture the product. Disruptions in the supply chain and the manufacturing process and heavy reliance on a few suppliers can expose the company to shortages and disruptions in its supply and service.

We face substantial competition and our inability to compete effectively could adversely affect our sales and the results our of operations.
We operate in intensely competitive markets that experience frequent technological developments, changes in the industry and regulatory standards, changes in customer requirements, and frequent new product introductions and improvements. If we are unable to anticipate or react to these competitive challenges, or if existing or new competitors gain market share in any of our markets, our competitive position could weaken, and we could experience a decline in our revenues that could adversely affect our business and operating results. To compete successfully, we must maintain an innovative research and development effort to develop new solutions and enhance our existing solutions, effectively adapt to changes in the technology or product rights held by our competitors, appropriately respond to competitive strategies, and effectively adapt to technological changes. If we are unsuccessful in responding to our competitors or to changing technological and customer demands, our competitive position and our financial results could be adversely affected. Many of our competitors have greater financial, technical, marketing, or other resources than we do and consequently, may have the ability to influence customers to purchase their products instead of ours. Further consolidation within our industry or other changes in the competitive environment could result in larger competitors that compete with us. We also face competition from many smaller companies that specialize in particular segments of the market in which we compete.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

The Company's projections are based on new revenue and distribution channels. Success in each channel is dependent on many factors such as exposure and willingness of the channel to market the product as well as the effectiveness of the marketing message. There is no guarantee these forecasts will come to fruition and the Company may struggle to achieve expected projections

Through our operations, we collect and store certain personal information that our customers provide to purchase products or services, enroll in promotional programs, register on our website, or otherwise communicate and interact with us. We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations, and other persons, any of which could have an adverse effect on our business, financial condition, and the results of our operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expenses due to increased investment in technology and the development of new operational processes.

An intentional or unintentional disruption, failure, misappropriation, or corruption of our network and information systems could severely affect our business. Such an event might be caused by computer hacking, computer viruses, worms, and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks, and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers, and damage to our plant, equipment, and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation, or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

The Company has not filed a Form D for its offerings of convertible notes in 2016 and 2017. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

The Company has ongoing litigation that is on hold but may become active again if the suing party can successfully complete its IPR review. We may also be sued by other third parties for alleged infringement of their proprietary rights, which could be costly, time-consuming, and limit the Company's ability to use certain technologies in the future.

We may implement new lines of business or offer new products and services within existing lines of business.
As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition, or results of operations may be adversely affected.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

The is a sustained geopolitical risk that may impact our supply chain and our ability to source products that will have an impact on our ability to sell our products.

We rely on various intellectual property rights, including patents and trademarks in order to operate our business.
Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us with a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented, or designed around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants, and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time, and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

Description of Securities for Prior Reg CF Raise

<u>Additional issuances of securities.</u> Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee

that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

unrelated third party valuations;
the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
our results of operations, financial position and capital resources;
current business conditions and projections;
the marketability or lack thereof of the securities;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.
We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Gryphon Online Safety, Inc.

Delaware Corporation
Organized June 2014
23 employees
10265 Prairie Springs Road
San Diego CA 92127 http://www.gryphonconnect.com

Business Description

Refer to the Gryphon Online Safety, Inc. profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Gryphon Online Safety, Inc. is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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